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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Portal Software, Inc.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
736126301
(CUSIP Number)
Joshua S. Horowitz
1114 Avenue of the Americas, Forty First Floor, New York, New York 10036
(212) 380-2230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	736126301

1	NAMES OF REPORTING PERSONS: Berggruen Holdings North America Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,914,191

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		3,914,191

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,914,191

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page 2 of 13 Pages

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $.001 per share (the “Shares”), of Portal Software, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10200 South De Anza Boulevard, Cupertino, California 95014.
Item 2. Identity and Background.
     This Statement is being filed by Berggruen Holdings North America Ltd. (the “Reporting Person”).
1. Berggruen Holdings North America Ltd.
(a) Berggruen Holdings North America Ltd. is a British Virgin Island corporation and a wholly owned subsidiary of Berggruen Holdings Ltd., a British Virgin Islands corporation. All of the shares of Berggruen Holdings Ltd. are owned by Tarragona Trust, a British Virgin Island trust. The trustee of Tarragona Trust is Maitland Trustees Limited, a British Virgin Island corporation.
     Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) present principal occupation or employment, (c) business address of principle employment, (d) citizenship, of each executive officer and director of Berggruen Holdings North America Ltd., Berggruen Holdings Ltd., and Maitland Trustees Limited, and (e) the name of any corporation or other organization in which such occupation or employment is conducted.
(b) The address of the principal office of Berggruen Holdings North America Ltd. is 1114 Avenue of the Americas, Forty First Floor, New York, New York 10036.
(c) The principal business activity of Berggruen Holdings North America Ltd. is that of a private investment company engaging in the purchase and sale of securities for its own account.
(d) During the past five years, Berggruen Holdings North America Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Berggruen Holdings North America Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Except as set forth on Schedule B hereto, during the last five years, to the best of the Reporting Person’s knowledge, none of the Reporting Person’s directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 3 of 13 Pages

Item 3. Source and Amount of Funds or Other Considerations.
     The source and amount of funds used by Berggruen Holdings North America Ltd. in making its purchases of the shares of Common Stock beneficially owned by the Reporting Person are set forth below:

Source of Funds:	Amount of Funds:

Investment Capital	$13,241,830.00
Item 4. Purpose of Transaction.
     The Shares acquired by the Reporting Person have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer’s business.
     The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.
     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Page 4 of 13 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Person is the beneficial owner of 3,914,191 Shares representing 9.1% of the outstanding shares of the Issuer’s Shares. The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of April 19, 2006 by the Issuer in its Schedule 14D-9 filed with the Securities and Exchange Commission on April 26, 2006.
     Except as disclosed in this Item 5(a), neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedules A and B to this Statement beneficially owns any Shares or has the right to acquire any Shares.
(b) Berggruen Holdings North America Ltd. has the power to vote or to direct the vote or dispose or direct the disposition of 3,914,191 Shares. The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.
(c) Transactions Within the Last Sixty Days:
a. On March 15, 2006, the Reporting Person purchased 353 Shares at a price of $3.42.
b. On March 16, 2006, the Reporting Person purchased 2,500 Shares at a price of $3.45.
c. On March 23, 2006, the Reporting Person purchased 19,000 Shares at a price of $3.50.
d. On March 24, 2006, the Reporting Person purchased 15,000 Shares at a price of $3.50.

Page 5 of 13 Pages

e. On March 27, 2006, the Reporting Person purchased 8,300 Shares at a price of $3.50.
f. On March 28, 2006, the Reporting Person sold 20,000 Shares at a price of $3.80.
g. On March 29, 2006, the Reporting Person purchased 250,100 Shares at a price of $3.50.
h. On April 12, 2006, the Reporting Person purchased 521,800 Shares at a price of $4.85.
i. On April 13, 2006, the Reporting Person purchased 416,629 Shares at a price of $4.86.
j. On April 17, 2006, the Reporting Person purchased 303,029 Shares at a price of $4.86.
k. On April 18, 2006, the Reporting Person purchased 54,750 Shares at a price of $4.86.
     Except as disclosed in this Statement, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedules A and B to this Statement has effected any transaction in the Shares during the past 60 days.
(d) To the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The response to Item 3 is incorporated herein by reference.
     Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of its knowledge, any of the persons named in Schedules A and B to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
Letter dated May 5, 2006, from Joshua S. Horowitz to Mr. David LaBuda.

Page 6 of 13 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

May 5, 2006	Berggruen Holdings North America Ltd.
/s/ Jared Bluestein
Signature

Jared Bluestein/Director

Page 7 of 13 Pages

SCHEDULE A
ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON
Directors of Berggruen Holdings North America Ltd. and Berggruen Holdings Ltd.:

	Principal	Name/Principal
	Occupation/	Business/Address of
Name	Employment	Principal Employment	Citizenship
Nicolas Berggruen	President of Berggruen Holdings, Inc.	Berggruen Holdings, Inc. 1114 Avenue of the Americas Forty First Floor New York, NY 10036	United States
Jared Bluestein	Chief Operating Officer of Berggruen Holdings, Inc.	Berggruen Holdings, Inc. 1114 Avenue of the Americas Forty First Floor New York, NY 10036	United States
Graham Cook	Managing Director of TMF Limited and of Bison Financial Services Limited	Bison Financial Services Ltd Mill Mall, PO Box 964 Road Town, Tortola British Virgin Islands	United Kingdom
Senior Level Employees of Maitland Trustees Limited:

	Principal	Name/Principal
	Occupation/	Business/Address of
Name	Employment	Principal Employment	Citizenship
S Georgala	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Luxembourg
RC Kerr	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Ireland
AF Knight	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	United Kingdom
JB Mills	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Ireland

Page 8 of 13 Pages

HRW Troskie	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	The Netherlands
PJ Wentzel	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	South Africa
RJ Whillis	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	Canada
RL Worsdale	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	South Africa
EW Wilkinson	Senior Level Employee of Maitland Trustees Limited	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles	United Kingdom
Associated Corporations/Organizations:

Address of Principal
	Place of		Business/Principal Executive
Name	Incorporation	Principal Business	Office
Berggruen Holdings, Ltd.	British Virgin Islands	Investment Company	1114 Avenue of the Americas Forty First Floor New York, New York 10036
Tarragona Trust	British Virgin Islands	Trust	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles
Maitland Trustees Limited	British Virgin Islands	Corporate Trustee of Tarragona Trust	Falcon Cliff, Palace Road PO Box 75, Douglas Isle of Man, IM99 1EP, British Isles

Page 9 of 13 Pages

SCHEDULE B
LIST OF PERSONS SUBJECT TO ITEMS 2(d) AND 2(e)
Not applicable.

Page 10 of 13 Pages

EXHIBIT INDEX
EXHIBIT A: Letter dated April 18, 2006 from Joshua S. Horwitz to Mr. David LaBuda (filed in the Reporting Person’s Amendment No. 1 to Schedule 13D-9 on April 19, 2006)
EXHIBIT B: Letter dated May 5, 2006, from Joshua S. Horowitz to Mr. David LaBuda.

Page 11 of 13 Pages

EXHIBIT B
VIA FACSIMILE & OVERNIGHT MAIL
May 5, 2006
Mr. David LaBuda
President and CEO
Portal Software, Inc.
10200 South De Anza Boulevard
Cupertino, CA 95014
Dear Mr. LaBuda:
Berggruen Holdings North America Ltd. owns 9.1% of Portal Software, Inc. (the “Company” or “Portal”). In fact, we are your second largest shareholder.
Having spent significant time reviewing all published documentation and filings regarding the Company’s proposed sale to Oracle, we are dissatisfied with the Company’s $4.90 per share price — which we believe is far below the Company’s intrinsic value. Despite our repeated attempts to initiate a conversation with you following our 13D filing on April 19th, 2006, we have yet to hear back from you or any member of the Board. We also have much concern over the sale process undertaken by the Company’s management and the Board.
The problem here is clear: We believe that the inadequate price offered to shareholders by Oracle is the result of the Company’s failure to file audited financial statements and conduct a fair and transparent sales process to obtain the best value reasonably attainable for the Company’s true owners — your non-affiliate stockholders. How could purchaser candidates make credible, fully valued offers for Portal without appropriate time to conduct due diligence, especially in that the Company has been delinquent in filing its financial statements? What, if any, legitimate pre-sign market check was conducted before agreeing to and recommending this transaction? Furthermore, given the Company’s ample liquidity and apparent momentum, we do not understand why there was such a rush to sell the business at this time. Was any real consideration given to the Company’s prospects? How are Portal’s stockholders supposed to appraise the value of their shares without adequate financial information? A glaring indication of the Board’s inadequate and unfair process is the considerable discrepancy between Oracle’s $4.90 net per share tender offer price and the $6.75 — $12.98 per share range (3) of values in the attached analysis.
The Company’s filings show frame -by -frame how Oracle was favored over other interested parties having been granted exclusivity and ultimately, a seemingly preclusive deal protection package including a $5m break up fee. How does the Board justify agreeing to these terms without an adequate process to fully inform itself as to Portal’s intrinsic value? Portal has disclosed very little with respect to the other bidder candidates, higher offers, price indications and due diligence requests. By the time the “process” came to an end, Oracle managed to pay substantially below what we believe is fair value (no less a control premium) for the Company. The $4.90 received the blessing of CIBC’s “fairness opinion”, which we question given that the bulk of CIBC’s compensation is contingent upon consummation of the Offer.
We must not be alone in our view. According to Bloomberg data, roughly 7.4 million shares or greater than 25% of the public float has traded above $4.90 since the day that the deal was announced. Your shareholders expect more.
The bottom line here is that, in our view, the Board and management rushed to permanently abandon its business plan, failed to meaningfully consider alternatives strategies and transactions to maximize value, and instead, has agreed to sell (and recommends the sale of) control of the Company without a deliberate process — and at a hasty and inadequate price. Structuring the transaction as a front-end cash tender offer (and ostensibly “letting the stockholders decide their own fate”) by no means satisfies the Board’s paramount fiduciary duties of care, loyalty, candor and good faith. This disguised attempt to abdicate the Board’s decisional authority and responsibility is only further compounded by a transaction that is designed only to transfer mere simple majority control. This is both coercive and unfair.
We want to make one last crucial point. Should Portal’s shareholders ever decide to sell their valuable enterprise, the Company’s operating business should be sold so that shareholders retain the corporate entity, with its NOL carry forward of nearly $400 million, and several hundred million dollars in cash from the sales proceeds. We insist that this structure is fully explored in order to avoid a permanent loss of stockholder value.
It is evident to us that a grossly deficient process resulted in a coercive and unfair outcome for shareholders, and further, that Portal has failed to adequately disclose all information necessary for its public stockholders to make a voluntary tender offer decision. We strongly reiterate our desire to engage you in a constructive dialog, although given your lack of responsiveness to date, we are not encouraged. Nonetheless, as we await your response, we continue to evaluate and reserve all of our options, including our rights as provided by the Company’s bylaws, the Delaware General Corporation Law and Federal Securities Laws.
Very truly yours,
Joshua S. Horowitz
Director, Research

Page 12 of 13 Pages

Portal Software Illustrative Valuation
Not to be construed as investment advice
Estimates for FY 2007
(in millions, using 47.6m fully diluted shares outstanding)
Revenue: $146
Operating Expenses: $90.1
Income from Operations: $15.8
Depreciation: $7.0
EBITDA: $22.8
Net Income: $14.3
EPS: $0.30
Net Operating Loss Carry-Forwards: $392.1m
Publicly Traded Competitors Listed in the Tender Offer Document

Name	P/E Ratio	EV/Sales Ratio
Comverse	44.37x	3.29x
Amdocs Ltd.	23.70x	3.45x
Convergys	19.71x	1.14x
Intec PLC	15.14x	1.42x

Average	25.73x	2.32x
Fair value per share of Portal Software using competitor multiples

Portal Value per
P/E Basis	share + (1) + (2)
44.37x	$15.71
23.70x	$9.51
19.71x	$8.31
15.14x	$6.94

Average:	$10.11

Portal Value per
EV/Sales Basis	share + (2)
3.29x	$12.49
3.45x	$12.98
1.14x	$5.90
1.42x	$6.75

Average:	$9.53
Midpoint of two methods: $9.82
*Note that these prices do not include a control premium, which would increase the range substantially.
Source of data: Bloomberg
Notes:
(1)	Portal Software cash per share: approximately $60m in total cash (or $1.26 per share) reported as of Jan 31, 2006.

(2)	Portal Software discounted NOL value per share makes the following assumptions:
•	Taxable income of $16m per year (assumes no growth)

•	40% Corporate tax rate would equal taxes of $6.4m per year

•	NPV of $6.4m/year, over 20 years, discounted at 10% = $54.4m, or $1.14 per share
(3)	Range calculated by eliminating highest and lowest results from the value set.

Page 13 of 13 Pages